Walter Van Dorn Partner	walter.vandorn@dentons.com D +1 212 768 6985 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800	Salans FMC SNR Denton dentons.com

July 11, 2013

James O’Connor, Esq. Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	StoneCastle Financial Corp. Registration Statement on Form N-2 (File Nos. 333-189307 and 811-22853)

Dear Mr. O’Connor:

On behalf of StoneCastle Financial Corp. (the “Company”), thank you for speaking with me regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-189307 and 811-22853, the “Registration Statement”). We discussed that you expect to provide comments regarding this Registration Statement on or about July 19, 2013. Please direct a copy of these comments to me at the address above, which is also my address included on the cover page of the Registration Statement. You may also reach my by telephone or email as provided above.

If you have any questions, or if you require additional information, please do not hesitate to contact me. I look forward to working with you.

Sincerely,

/s/ Walter G. Van Dorn Jr.
Walter G. Van Dorn Jr., Esq.